Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-289194
September 11, 2025

XTI AEROSPACE Powering the vertical economy Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Number 333 - 289194 [DATE]

DISCLAIMERS

This presentation is made solely for information purposes and no representation or warranty, express or implied, is made by XTI Aerospace, Inc. ("XTI," "we," "us," "our," and, together with our subsidiaries, the "Company") or any of its representatives as to the information contained in this presentation.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this presentation, including, without limitation, statements regarding future actions; prospective products, anticipated expenses, applications, customers and technologies; future performance or results of anticipated products; and projected expenses and financial results, are forward-looking statements You can find many (but not all) of these forward-looking statements by looking for words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "would," "should," "could," "may," or other similar expressions in this presentation.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those described, including, without limitation: the Company's history of losses; our ability to achieve or maintain profitability in the future; our limited operating history after our recent business combination with XTI Aircraft Company; our ability to meet the development and commercialization schedule with respect to the TriFan 600; the risk that we have not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and that our and our current and future collaborators may be unable to successfully develop and market our aircraft or solutions, or may experience significant delays in doing so; the uncertainties associated with obtaining regulatory approvals of our aircraft including certification by the Federal Aviation Administration, which is a lengthy and costly process; our ability to obtain adequate financing in the future as needed; the risk that our conditional pre-orders for our aircraft (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that we must return refundable deposits; emerging competition and rapidly advancing technology that may outpace our technology; customer demand for the products and services we develop; the impact of competitive or alternative products, technologies and pricing; our ability to develop other new products and technologies; our ability to navigate the regulatory environment and complexities with compliance related to such environment; our ability to attract customers and/or fulfill customer orders; our ability to enhance and maintain the reputation of our brand and expand our customer base; our ability to scale in a cost-effective manner and maintain and expand our manufacturing and supply chain relationships; general economic conditions and events and the impact they may have on us and our potential customers, including, but not limited to increases in inflation rates and rates of interest, supply chain challenges; cybersecurity attacks; our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; our ability to respond to a failure of our systems and technology to operate our business; our ability to protect our intellectual property; the outcome of any known and unknown litigation and regulatory proceedings; our success at managing the risks involved in the foregoing items; and other risks and uncertainties described in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

The forward-looking statements are based upon management's beliefs and assumptions and are made as of the date of this presentation. We undertake no obligation to publicly update or revise any forward-looking statements included in this presentation, except as required by law. You should not place undue reliance on these forward-looking statements.

This presentation also contains estimates, projections and other information concerning our industry and our business, including data regarding the estimated size of our markets and their projected growth rates. Unless otherwise indicated, such estimates, projections and other information is based on information released by independent industry analysts and other third-party sources and management estimates. In some cases, we do not expressly refer to the sources from which these data are derived. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by us.

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and the accompanying prospectus.

xti aerospace

COMPANY OVERVIEW

- We are developing a regional vertical takeoff and landing (“VTOL”) airplane, the TriFan 600, designed to take off and land like a helicopter and cruise at the speed and range of a fixed-wing business airplane.
- We are currently engaged in developing the aerodynamic performance and top-level engineering design of the TriFan 600.
- The TriFan 600 is expected to be one of the first civilian fixed-wing, regional VTOL airplanes that offers the speed and comfort of a business airplane and the versatility of VTOL for a wide range of customer applications. We refer to this new category of VTOL as “xVTOL.”
- Applications include:
  - Business / Private travel
  - Military – troop transport, reconnaissance etc.
  - Regional charter
  - Emergency medical services
- XTI has generated 140 conditional pre-orders & 154 non-binding reservations & options equating to over $3B in potential future revenue.


N340VT
VTOL

xti aerospace

We believe the regional powered - lift sector (VTOL) was the most overlooked economy in aviation until this year.  VTOL EXPECTED GROWTH $1T $9T By 2040 By 2050 * eVTOL/Urban Air Mobility TAM Update: A Slow Take - Off, But Sky's the Limit - Morgan Stanley Powered lift aircraft are the first new category of aircraft in nearly 80 years and this historic rule will pave the way for accommodating wide - scale Advanced Air Mobility in the future. “ ” MIKE WHITAKER Former Federal Aviation Administration ( FAA) Administrator October 22, 2024

Range in Miles *Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FA A certification. xVTOL MARKET OPPORTUNITY REGIONAL xVTOL Less than 5 Competitors URBAN eVTOL 100+ Competitors No New Infrastructure Required 0 100 200 300 400 500 600 700 800 900 1000

xVTOL
INNOVATION

The XTI xVTOL solution will help power the emerging Vertical Economy.

7 Pillars of the Vertical Economy:

- Manned Aircraft
- Unmanned Aircraft (UAS)
- Power Technology
- Airspace & Infrastructure Management
- Artificial Intelligence
- Aircraft Advanced Materials
- Next Gen Manufacturing

Revolutionary Airplane
We believe our airplane technology transforms regional mobility with VTOL capabilities and jet-like performance.

Partnering With Leaders
We are building partnerships with world class organizations and industry innovators.

Seamless Certification
Leveraging largely pre-certified components improves speed to market.

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FAA certification.

xti aerospace

Helicopter

150 mph, up to 300 miles

- Vertical take off
- Hover capability
- Limited speed
- Limited range
- Limited payload

Airplane

300+ mph, 800+ miles

- Regional travel
- Pressurized cabin
- Faster cruising speeds
- Runway needed
- Limited landing options
- Flyers commute to airport

xVTOL ADVANTAGE

Traditional aircrafts have pros and cons.

Owners shouldn't have to choose.

Regional xVTOL blends the best of helicopters and planes.

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FAA certification.

xti aerospace

TriFan 600

THE OPTIMAL xVTOL SOLUTION

SUPERIOR MAX CRUISE SPEED

311 mph

EXTENDED RANGE

1,000+ miles

PAYLOAD

7 Occupants

PRESURIZED CABIN

25,000ft Cruising


N340VT
VTOL

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FAA certification.

xti aerospace

XTI xVTOL FUTURE PRODUCT FAMILY Autonomous / Cargo 2 - 4 Seat Payload All Electric Hybrid - electric Military / Government 8 - 12 Seat Payload Cargo *Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FA A certification.

XTI xVTOL TARGET MARKETS Executive Transport Private, Corporate, Charter, Fractional *Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FA A certification. Regional Transport City Center to City Center or Rural Destination Medical & Disaster EMS and 1 st Response Configurations Government & Military Agency Mission Capable

xVTOL FIRST Lifting the vertical economy requires xVTOL. Three times as FAR and twice as FAST increasing opportunities for operators. 2 - 3x POTENTIAL PERFORMANCE The TriFan 600 flies 2X as fast and 3X as far as helicopters, potentially increasing opportunities for operators. 40 - 60% LOWER COSTS Estimated operational costs are significantly lower than comparable solutions in the market. 140 CONDITIONAL PURCHASE ORDERS 154 non - binding reservations & options equating to over $3B in potential future revenue. *Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FA A certification.

45 | 47

Federal Tailwinds:

EXECUTIVE ORDER VALIDATES XTI'S VISION

January 6, 2025

Executive Order on Advanced Aerial Systems

President Trump's Executive Order marks a pivotal moment in U.S. aerospace strategy—validating XTI's xVTOL leadership and creating new pathways to deployment

Strategic Implications for XTI Aerospace

- **Federal Recognition of VTOL**:
  Officially acknowledged as essential to next-gen mobility.
- **eVTOL Integration Pilot Program (eIPP)**:
  Launch of a new testbed; *XTI fully intends to pursue participation in the Pilot program as an alternative advanced aviation aircraft, consistent with Section 6(vii) of the Executive Order*
- **Access to Federal Test Ranges**:
  Unlocks critical real-world testing capabilities.
- **"Buy American" Momentum**:
  Boost for U.S.-built aerial systems in federal and international markets.

"This Executive Order affirms the operational and commercial necessity of VTOL systems. It's a significant step forward—and one that directly supports the TriFan 600's path to market."

— Scott Pomeroy, Chairman & CEO, XTI Aerospace

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FAA certification.

xti aerospace

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FA A certification. • Type C ertification A pplication Filed : The FAA accepted our type certification application for the TriFan 600. • Launched a Prototyping and Innovation Lab : Launched a prototyping and innovation lab within The HIVE in Grand Forks, North Dakota. • F uel S ystem D esign Optimized : Optimized the fuel system design of the airplane which increased the wing fuel volume from approximately 300 gallons to 400 gallons, improving maximum range and mission length. • A ir I ntake Improvements : Improved the air intake and exhaust design to enhance performance and efficiency of the airplane’s propulsion system. • D ownwash / Outwash Study Complete : Completed the downwash / outwash study allowing us to understand the airflows generated by the airplane during vertical takeoff and landing to evaluate safety and performance. • Global Finite Element Model Completed : Completed this large - scale structural model to simulate aircraft behavior. • Key Supplier - Partners Selected : Selected key supplier - partners, including Triumph Gear Systems, Inc., for the design, development and manufacture of the drivetrain system. • President Trump's Executive Order: Expands pilot program to other advanced aviation aircraft as warranted. We believe this language reflects the federal government's intent to create space for xVTOL platforms like the TriFan 600. Recent Milestone Accomplishments

Upcoming

FUTURE MILESTONES & APPROVAL PATHWAY

Preliminary Design Review (PDR):
During the preliminary design phase, we evaluate the overall design approach, ensuring that the top-level requirements are satisfied and that the project can move to detailed design and testing.

First Flight of Full-Scale, Piloted Demonstrator:
The "first flight" marks the culmination of ground testing of structures, systems and subsystems to a confidence level sufficient for the first crewed airborne flight tests.

In Process — **2027**

G-1, Stage 1 Approval:
The G-1 is a foundational document in the FAA aircraft certification process. It designates the specific airworthiness and environmental regulations—including noise, fuel venting, and exhaust emissions—that an aircraft must meet to achieve FAA type certification.

The G-1 has four stages. Once stage four of the G-1 is complete, we plan to move to the G-2, which involves building and testing to demonstrate compliance, and development of the operator's manual.

Critical Design Review (CDR):
Expect to complete this 1 year after the PDR. During the critical design phase, we and our suppliers perform detailed airplane design and ensure requirements are met before proceeding to manufacturing, integration, and testing.

All the development of the airplane has largely been software based up until this point, to "computer fly them". The CDR is when you freeze the design of the airplane, and cutting of metal can start to happen.

Type Certification Granted:
Following satisfactory completion of the FAA's certification process to include extensive ground and airborne testing, as well as detailed safety analysis, the FAA issues a type certificate for the TriFan 600 design.

*Our TriFan 600 airplane is under development. Estimated performance based on our preliminary analysis. Subject to change and FAA certification.

xti aerospace

Flight PATHWAY Conceptual Design Preliminary Design Critical Design First Flight Joby Archer XTI Aerospace Eve *Stages for Joby, Archer, and Eve reflect XTI’s current understanding based on available information. These assessments have not been publicly disclosed by the respective companies, may be inaccurate, and have not been independently verified.

Potential Global Opportunity Global interest in vertical aviation is accelerating and leading to investment, manufacturing deals and planned air transport programs. • On June 03, 2025, it was announced that Abdul Latif Jameel and Joby Aviation agreed to explore opportunities for electric aircraft in Saudi Arabia. • Abdul Latif Jameel is a brand name associated with a portfolio of diversified independent businesses established by the Saudi Jameel family. • Joby Aviation, Inc. (NYSE: JOBY) is a California - based transportation company developing an all - electric, vertical take - off and landing air taxi. • Archer announced a multi - hundred million dollar investment commitment from the Abu Dhabi Investment Office (ADIO). • The Qatar Investment Authority (QIA) invested in the Beta Series C which totaled $318M in 2024. • Toyota has committed over $984mm to Joby Aviation and to date, has deployed $644mm of that committed investment.

Scott Pomeroy Chairman / CEO AVX Aircraft Company Board Member  GEN3  Co - Founder of Boutique Merchant Bank. $50M raised  Dex Media CFO, Managed $10B raises Brooke Turk Chief Financial Officer Springboard Ventures CFO Services  CB Scientific, Inc. CFO The Champion Group CFO MADSKY CFO Tobin Arthur Chief Strategy Officer Catalyst Fund I Managing Partner Innovation4Alpha Founder AngelMD Founder CureUs President Len Urbas SVP Corporate Development SDR Ventures Independent Director Waymaker Capital Group Managing Partner The Signatry Regional President BUSINESS LEADERSHIP

ENGINEERING LEADERSHIP



Don Purdy
SVP & Interim President

Collins Aerospace
Director of Strategy Development

Honeywell, Inc.
Business Development



Charlie Johnson
Chief Operating Advisor

Cessna
President

Living Legends of Aviation
Member

Aviation Halls of FameKansas & Colorado

U.S. Air Force
Fighter Pilot



Dave Ambrose
VP Engineering

XTI
Director Air Vehicle Integration

Aerion Supersonic
Vehicle Integration Lead

Lockheed Skunk Works
F35 Joint Strike Fighter

Cessna
Propulsion Engineer



Keith Davis
VP Programs

XTI
Director Program Management

Aerion Supersonic
Senior Project Engineer

NORDAM
Senior Program Manager

Northrop Grumman
Senior Engineer

xti aerospace

PRE - OFFERING CAP TABLE & BALANCE SHEET Pre - Offering Cap Table [ ] Shares of Common Stock [ ] Options (WAEP: $[ ]) [ ] Warrants (WAEP: $[ ]) As of 6/30/2025 Balance Sheet Data $20,046,000 Cash and cash equivalents $35,448,000 Total Assets $22,083,000 Total Liabilities $12,405,000 Total Stockholders’ Equity 1. Excludes Series 4 & 5 convertible preferred stock, which converts to a total of 2 shares of common stock in the aggregate. 2. Includes ~$1.4mm of customer deposits, and ~$15mm derivative warrant liabilities. 1 2

INVESTMENT HIGHLIGHTS

- We believe the TriFan 600 will be one of the first civilian fixed-wing VTOL airplanes that offers the speed, range and comfort of a business airplane.
- Based on our preliminary analysis, the TriFan 600 has superior regional range, speed, and comfort, compared to other VTOL aircraft being developed.
- We are expecting to achieve first flight of a full-scale, piloted “demonstrator” TriFan 600 before the end of 2027.
- TriFan 600 engineering continues to progress and accelerate. We are in the process of completing the preliminary design review, and our G-1.
- We have generated 140 conditional pre-orders & 154 non-binding reservations & options equating to over $3B in potential future revenue.
- Significant recent interest in the Middle East region, demonstrating global demand for VTOL airplanes.
- Clean cap table, and experienced management team, which collectively have raised billions of dollars and certified more than 40 aircraft.


N340VT
VTOL

xti aerospace

THANK YOU.